June 9, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Re:	Henry Schein, Inc.

Form 10-K for Fiscal Year Ended December 28, 2024

File No. 000-27078

Ladies and Gentlemen:

We acknowledge receipt of your letter from the Division of Corporation Finance Office of Trade & Services dated May 20, 2025 regarding the above referenced filing.

Please see our following response to the comment in your letter.

Form 10-K for Fiscal Year Ended December 28, 2024

Notes to Consolidated Financial Statements

Note 4 - Segment and Geographic Data, page 93

1.	Please disclose significant segment expenses and other segment items pursuant to ASC 280-10-50-26A and 280-10-50-26B.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that our chief operating decision maker uses segment operating income as the profitability metric for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Our chief operating decision maker is not regularly provided disaggregated expense information for each of the reportable segments. In future filings, we will expand our disclosures to include the total amount of segment expenses and explain the nature of the significant segment expenses.

We acknowledge that Henry Schein, Inc. and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747

If you have any questions or comments regarding this response, please contact me at ronald.south@henryschein.com.

Sincerely,

/s/ Ronald South

Ronald South
Senior Vice President and Chief Financial Officer

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